PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: [redacted] Exchange)

13,45[redacted] nd outstanding

82-4025

January 6, 2004

GLOBEX COMPLETES
$300,000 FLOW-THROUGH PRIVATE PLACEMENT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that it has completed a $300,000 flow-through private placement with MineralFields Group.

Under the agreement, MineralFields Group has subscribed for 230,769 flow-through shares at a price of $1.30/share. In addition, each share is accompanied by a common share warrant exercisable at $1.75 for the first year and $1.95 for an additional 1 year period.

Globex intends to use the funds to explore some of its Quebec and Ontario properties.

Globex Mining Enterprises Inc. holds a diversified portfolio of mineral properties, including 30 gold prospects, 22 of which are advanced exploration projects, a number of base metal properties, two diamond projects and one magnesium-talc project. Management is currently in discussions with parties interested in optioning various properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

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